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                                                                    EXHIBIT 23.2

                 NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

This Annual Report on Form 10-K includes the auditor's report previously issued by Arthur Andersen LLP which has ceased operations. The reprinting of the auditor's report is not equivalent to a current reissuance of that report as would be required if Arthur Andersen LLP was still operating. Because Arthur Andersen has not consented to the inclusion of the auditor's report , it may be more difficult for you to seek remedies against Arthur Andersen LLP and your ability to seek relief against Arthur Andersen LLP may be limited.